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NOV 29 2011

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11023639

SECURI N
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Resource Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Commerce Square, 2005 Market Street, 15th FL
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street, Suite 3100 Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Donna M. Zanghi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Resource Securities, Inc., as of September 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

COMMONWEALTH OF PENNSYLVANIA

NOTARIAL SEAL
MELISSA J CULBERTSON, NOTARY PUBLIC
PHILADELPHIA, PHILADELPHIA COUNTY
MY COMMISSION EXPIRES JAN. 9, 2012

Signature

Vice-President and FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Registered Public Accounting Firm Pursuant to Rule 17a-5

Resource Securities, Inc.

September 30, 2011

Contents

GrantThornton

Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

Stockholder and Sole Director
Resource Securities, Inc.

We have audited the accompanying statement of financial condition of Resource Securities, Inc. (formerly Chadwick Securities, Inc.) (the "Company") (a Delaware corporation) as of September 30, 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Resource Securities, Inc. as of September 30, 2011 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Philadelphia, Pennsylvania

November 29, 2011

RESOURCE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2011

ASSETS		
Cash	$	937,431
Restricted cash-clearing agent deposit		250,000
Commissions, fees and other receivables from an affiliate sponsored program		21,500
Other receivables		7,261
Prepaid expenses and other assets		274,180
	$	1,490,372
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Commissions, fees and other payables to broker dealers	$	94,809
Wholesaler commissions payable		46,414
Payables to affiliates		478,098
Accounts payable and accrued liabilities		333,017
Total liabilities		952,338
Commitments and contingencies		
Stockholder's Equity		
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		2,975,100
Accumulated deficit		(2,437,076)
Total stockholder's equity		538,034
	$	1,490,372

The accompanying notes are an integral part of this financial statement.

RESOURCE SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2011

REVENUES:	
Securities commissions	$ 4,523,109
Commissions from an affiliate sponsored program	3,148,280
Dealer manager fees from an affiliate sponsored program	1,421,917
Other revenues	24,411
Total revenues	9,117,717
EXPENSES:	
Broker dealer commissions	3,148,280
Wholesaler and trader commissions	2,300,826
Marketing fees and costs	1,612,478
General and administrative	4,071,937
Total expenses	11,133,521
Loss before benefit for income taxes	(2,015,804)
Benefit for income taxes	712,153
NET LOSS	$ (1,303,651)

The accompanying notes are an integral part of this financial statement.

RESOURCE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2011

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at October 1, 2010	$ 10	$ 1,675,100	$ (1,133,425)	$ 541,685
Capital contributions	–	1,300,000	–	1,300,000
Net loss	–	–	(1,303,651)	(1,303,651)
Balance at September 30, 2011	$ 10	$ 2,975,100	$ (2,437,076)	$ 538,034

The accompanying notes are an integral part of this financial statement.

RESOURCE SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2011

OPERATING ACTIVITIES:	
Net loss	$ (1,303,651)
Adjustments to reconcile net loss to net cash used in operating activities:	
Deferred income taxes	(92,940)
Non cash compensation issued	144,470
Gain on sale of a trading security	(8,812)
Purchase of a trading security	(35,000)
Proceeds from sale of a trading security	43,812
Changes in operating assets and liabilities:	
Decrease in commissions, fees and other receivables	2,081
Decrease in other receivables	43,749
Increase in prepaid expenses and other assets	(46,839)
Decrease in commissions, fees and other payables to broker dealers	(59,137)
Decrease in wholesaler commissions payable	(493,160)
Decrease in payables to affiliates	(422,355)
Increase in accounts payable and accrued liabilities	39,392
Net cash used in operating activities	(2,188,390)
FINANCING ACTIVITIES:	
Capital contributions	1,300,000
Net cash provided by financing activities	1,300,000
Decrease in cash	(888,390)
Cash at beginning of year	1,825,821
Cash at end of year	$ 937,431
SUPPLEMENTAL INFORMATION:	
Income tax payments	$ 49,757

The accompanying notes are an integral part of this financial statement.

RESOURCE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
September 30, 2011

Note 1 - Organization and Nature of Operations

Resource Securities, Inc., a Delaware corporation (the "Company"), is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company previously operated as Chadwick Securities, Inc. until a corporate name change in September 2011. The Company is a wholly owned subsidiary of RAI Ventures, Inc. ("Parent"), which is a wholly-owned subsidiary of Resource America, Inc. ("RAI"), a publicly traded, specialized asset management company (Nasdaq: REXI) operating in the financial fund management, real estate and commercial finance sectors.

The Company operates as a broker dealer serving as a dealer manager for the sale of private placements of securities, direct participation investment programs ("DPPs"), both public and private, in limited partnerships and real estate investment trusts ("REITs") sponsored by affiliates who are subsidiaries of RAI that also serve as general partners and/or managers of these programs. For the year ended September 30, 2011 ("fiscal 2011"), the Company served as a dealer manager for one public REIT program. Also, the Company's broker dealer operations include serving as the introducing agent, primarily through a third party clearing firm, for sales of domestic and foreign securities of financial services companies, including but not limited to banks, thrifts, REITs, and insurance companies. These securities include trust preferred securities, subordinated debt,and preferred stock and are offered to institutional sophisticated investors, including the Company's affiliates. The Company operates a foreign branch office in the London, United Kingdom ("U.K.") office of an affiliated foreign broker dealer, Resource Europe Management LTD ("REML"), a wholly owned subsidiary of the Parent company and a member of the Financial Services Authority, a U.K. regulatory agency that oversees broker dealers.

Note 2 – Summary of Significant Accounting Policies

Generally Accepted Accounting Principles

The Financial Accounting Standards Board ("FASB") identified the FASB Accounting Standards Codification ("ASC") as the authoritative source of generally accepted accounting principles in the United States of America ("U.S. GAAP") other than guidance put forth by the SEC. All other accounting literature not included in the ASC will be considered non-authoritative.

Basis of Presentation

Management believes that, consistent with the financial statement presentation of other broker dealers, it is appropriate to present its balance sheet on a non-classified basis, which does not segregate assets and liabilities into current and non-current categories.

Note 2 - Summary of Significant Accounting Policies – (Continued)

Commissions and Fees

The Company records commissions and fee revenues and related expenses from DPPs and REITs, which include dealer manager and marketing fees after reaching a prescribed sales minimum (defined as breaking escrow) and thereafter on the trade date (the date an investor is accepted and admitted by the general partner). In conjunction with the public REIT program currently in its offering stage, investors are admitted on a daily basis. The Company records commission revenues and expenses based on 7% of sales, subject to certain exclusions and volume sale adjustments, if any, which are then paid to third party broker dealers. The dealer manager fee is 3% of sales based on shares issued at the offering share price, subject to certain exclusions and volume sale adjustments, if any. A marketing fee of either .75% or 1% of sales is also paid to third party broker dealers. In fiscal 2011, all commission revenues and dealer manager fees were generated from the public REIT offering sponsored by an affiliate. For commissions from riskless principal transactions, revenues are recognized as of the trade date of the sale of underlying securities.

Gain on Sale of Trading Security

Gain on sale of a trading security is reported net and recognized on the trade date of the sale of security. The cost of the security is determined using the specific identification method.

Income Taxes

The Company is included in the consolidated federal income tax return of RAI and its subsidiaries. The impact of federal income taxes including any deferred tax assets and liabilities are calculated and reported as if the Company filed on a separate company basis. U.S. GAAP requires the use of the asset and liability method under which deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of the enacted tax laws.

Use of Estimates

Preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Operating and General and Administrative Expenses

Pursuant to an expense reimbursement agreement between RAI and the Company, RAI and certain affiliates pay certain operating expenses and general and administrative costs of the Company, primarily salaries and related expenses for certain employees who perform services for the Company. These expenses are allocated to the Company and recorded as Company expenses, which are reimbursable and payable to RAI and certain affiliates.

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair value of each class of financial instrument for which it is practicable to estimate fair value. For cash, receivables and payables, the carrying amounts approximate fair value because of the short maturity of these instruments.

Note 3 – Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk relate to periodic temporary investments of cash. The Company typically deposits such cash with high quality financial institutions and brokerage accounts with the Company's clearing agent, which are not insured. At September 30, 2011, the Company had total deposits of approximately $1,298,372 of which $372,703 was in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). No losses have been experienced on these investments. In November 2010, the FDIC issued a final ruling related to the Dodd-Frank Wall Street Reform Act whereby the FDIC will provide unlimited deposit insurance for noninterest-bearing transaction accounts as of December 31, 2010 through December 31, 2012.

Note 4 – Certain Relationships and Related Party Transactions

In the ordinary course of its business operations, the Company has ongoing transactions with its affiliates and affiliate sponsored investment programs.

	September 30, 2011	
	Commissions, Fees and Other Receivables	Payables to Affiliates
Affiliates:		
Real estate	$ –	$ 205,046
RAI	–	73,877
RCM	–	169,493
REML	–	29,682
	–	478,098
Affiliate sponsored program:		
Real estate	21,500	–
	$ 21,500	$ 478,098

	Year Ended September 30, 2011		
	Revenues		
	Commissions-Affiliated Program	Fees – Affiliated Program	General & Administrative Expense Allocations
Affiliates:			
Real estate	$ –	$ –	$ 391,902
RAI	–	–	222,497
RCM	–	–	1,286,184
REML	–	–	597,285
	–	–	2,497,868
Affiliate sponsored programs:			
Commercial finance	(2,290)	(981)	–
Real estate	3,150,570	1,422,899	–
	3,148,280	1,421,917	–
	$ 3,148,280	$ 1,421,917	$ 2,497,868

Note 4 – Certain Relationships and Related Party Transactions – (continued)

Resource Real Estate, Inc. ("RRE"), a real estate affiliate and a wholly owned subsidiary of RAI, allocates to the Company a portion of the salary, benefits and related operating and general and administrative costs of one of its officers, who is also a registered representative of the Company. This officer performs services for the Company relating to a public REIT program sponsored by RRE which is in its offering stage until June 2012 and for which the Company serves as dealer manager. During fiscal 2011, $391,102 was charged to the Company of which $205,046 was outstanding at September 30, 2011.

During fiscal 2011, pursuant to the expense reimbursement agreement between RAI and the Company, RAI allocated $782,791 of expenses to the Company which were offset by tax benefits of $671,645 allocated by the Company. At September 30, 2011 the outstanding amount due to RAI was $73,877. In addition, RAI allocated $111,350 of non-cash compensation expenses related to stock option and restricted stock grants to certain allocated employees who perform services for the Company.

The Company's employees participate in RAI's Investment Savings Plan (a 401K plan) whereby they can elect to invest in RAI stock and as such, also receive RAI stock as part of the employer matching contributions. During fiscal 2011, contributions of RAI stock totaled $33,120 and are included as non-cash compensation.

Resource Capital Markets, Inc. ("RCM"), a financial fund management affiliate, and a wholly owned subsidiary of RAI, allocates to the Company a portion of the salary, benefits and related operating and general and administrative costs of certain registered representatives who execute security trades. During fiscal 2011, $1,286,184 was charged to the Company of which $169,493 was outstanding at September 30, 2011.

The Company operates a foreign branch office that is shared with REML, a broker dealer affiliate. REML allocates to the Company a portion of the salary, benefits and related operating and general and administrative costs of certain registered representatives of the Company. During fiscal 2011, $597,285 was charged to the Company of which $29,682 was outstanding at September 30, 2011.

During fiscal 2011, the Company served as an agent representing certain affiliated entities for various security transactions that cleared through the Company's third party clearing firm. As an affiliated agent, there is no compensation to the Company. The Company completed seven security transactions for Resource Capital Corporation ("RCC"), a publicly traded REIT (NYSE: RSO) that RAI sponsored and for which an affiliate serves as the manager, and for Resource TRS, Inc., a wholly owned subsidiary of RCC. In addition, the Company completed one security transaction for Trapeza CDO XI, Ltd., a collateralized debt obligation issuer that RAI sponsored and for which an affiliate serves as the collateral manager. During fiscal 2011, an officer of the Company engaged in 13 security transactions for his personal account that were cleared through the Company's third party clearing firm as required by Company policy.

During fiscal 2011, the Company received $1,300,000 in capital contributions from the Parent which were funded by RAI

Note 5 – Income Taxes

The following table details the components of the Company's benefit for income taxes for fiscal 2011.

Current:	
Federal	$ 597,589
State	21,624
	619,213
Deferred:	
Federal	$ 5,376
State	87,564
	92,940
	$ 712,153

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the statement of financial condition. These temporary differences result in taxable or deductible amounts in future years. The Company's effective income tax rate for the year ended September 30, 2011 was 35%. This rate was mainly comprised of the Company's pre-tax loss adjusted for permanent items such as certain exclusions for meals and entertainment and non-cash compensation. The Company is included in RAI's consolidated federal tax return for fiscal 2011.

The components of the Company's deferred tax assets and liability, included in prepaid expenses and other assets, as of September 30, 2011 are as follows.

Deferred tax assets	
State and local tax loss carry forwards	$ 87,564
Accrued expenses	14,319
	101,883
Deferred tax liability	
Other	(481)
	$ 101,402

Note 6 – Commitments and Contingencies

The Company entered into an agreement with a third-party broker dealer who would serve as a clearing agent for the Company's riskless principal transactions in January 2009. The term of the agreement is for three years, for which the Company is required to pay a minimum fee of $5,000 per month over a 33 month period. The Company is required to maintain a $250,000 clearing deposit with the broker dealer during the term of the agreement. The agreement is cancellable by either party upon ninety days written notice with the remaining minimum fee due during the term of the agreement immediately payable. At September 30, 2011, the remaining fee due is $1,656. If not terminated by either party, the agreement renews automatically with the same terms as the original agreement.

The Company became the dealer manager for one real estate fund sponsored by an affiliate that serves as the fund's general partner in January 2009. The fund completed its offering in December 2009. The dealer manager agreement provides that the Company is to receive trailing sales commissions equal to 15% of the fund's distributions that would otherwise be payable to the general partner over the term of the fund. All trailing sales commissions are in turn, payable by the Company to third party broker dealers pursuant to their selling agreements. During fiscal 2011, there were no fund distributions and thus, no trailing sales commissions were due.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company's minimum net capital is the greater of a minimum of $100,000 or 6 2/3% of aggregate indebtedness, as defined. The rules and regulations further require that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

The following table summarizes the Company's compliance with these rules and regulations at September 30, 2011.

Net capital	$ 253,943
Required net capital	$ 100,000
Excess net capital	$ 153,943
Net capital ratio	3.75 to 1

Note 8 – Regulatory Exemptions

The Company has been designated as an exempt broker-dealer under exemption (k)(2)(i) of the SEC Rule 15c3-3 and, therefore, has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

Note 9 – Subsequent Events

The Company evaluated for subsequent events through November 29, 2011, the date the financial statements were available to be issued and determined that there were no events which have occurred that would require adjustments to the financial statements.

SUPPLEMENTARY INFORMATION

Grant Thornton

Report of Independent Registered Public Accounting Firm on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Stockholder and Sole Director
Resource Securities, Inc.

We have audited the accompanying financial statements of Resource Securities, Inc. (formerly Chadwick Securities, Inc) ("the Company") as of and for the year ended September 30, 2011 and have issued our report thereon dated November 29, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the reconciliation of unaudited computation of net capital to audited computation of net capital are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania

November 29, 2011

RESOURCE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2011

NET CAPITAL:		
Total stockholder's equity	$	538,034
Changes:		
Non-allowable assets:		
Other receivables		9,911
Prepaid expenses and other assets		274,180
Total non-allowable assets		284,091
Net capital	$	253,943
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Commissions, fees and other payables to broker dealers	$	94,809
Wholesaler commissions payables		46,414
Payables to affiliates		478,098
Accounts payable and accrued liabilities		333,017
Total aggregate indebtedness	$	952,338
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	63,489
Minimum dollar net capital required	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	153,943
Excess net capital at 1000% less 10% of aggregate indebtedness	$	133,943
Ratio: Aggregate indebtedness to net capital		3.75 to 1

RESOURCE SECURITIES, INC.

RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL
September 30, 2011

The difference per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of net capital under Rule 15(c)(3)-1 are reconciled as follows.

Unaudited computation of net capital per most recent quarterly filing	$ 253,943
Audit adjustments	–
Net change in net capital	–
Adjusted computation of net capital	$ 253,943

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Stockholder and Sole Director
Resource Securities, Inc.

In planning and performing our audit of the financial statements of Resource Securities, Inc. (formerly Chadwick Securities, Inc.) (the "Company"), as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Management of the Company is responsible for establishing and maintaining effective internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements, in conformity with accounting

principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control would not necessarily indentify all deficiencies in internal control that might be material weaknesses. Given these limitations, during our audit we did not identify any deficiencies in the Company's internal control, including control activities for safeguarding securities that we consider to be material weaknesses. However, material weaknesses may exist that were not identified.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 ("the Exchange Act") and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder and Sole Director, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Exchange Act in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania

November 29, 2011

Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures

Resource Securities, Inc.

September 30, 2011

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Stockholder and Sole Director
Resource Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2011, which were agreed to by Resource Securities, Inc. (formally Chadwick Securities, Inc.), a wholly owned subsidiary of Resource America, Inc.) (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania

November 29, 2011